Lend Lease
CORPORATION

02 NOV 12 AM 8:16

02055922

25 October 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

PROCESSED SUPPL
NOV 21 2002
THOMSON
FINANCIAL

Attention: Filing Clerk

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
25 October 2002	Announcement to Australian Stock Exchange Appendix 3Y - Change of Director's Interest Notice - Y H Chua
25 October 2002	Announcement to Australian Stock Exchange Appendix 3Y - Change of Director's Interest Notice - J K Conway
25 October 2002	Announcement to Australian Stock Exchange Appendix 3Y - Change of Director's Interest Notice - D A Crawford
25 October 2002	Announcement to Australian Stock Exchange Appendix 3Y - Change of Director's Interest Notice - R A Longes
25 October 2002	Announcement to Australian Stock Exchange Appendix 3Y - Change of Director's Interest Notice - R G Mueller

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 11/15

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

25 October 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Y – Change of Director's Interest Notice

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Dr Y H Chua in relation to shares acquired pursuant to the Non-Executive Directors' Share Ownership Plan, as approved by shareholders at the 2000 Annual General Meeting.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	YONG HAI CHUA
Date of last notice	30 AUGUST 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	25 OCTOBER 2002
No. of securities held prior to change	13,153
Class	ORDINARY SHARES
Number acquired	1,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.02 PER SHARE
No. of securities held after change	14,153
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	SHARES ACQUIRED PURSUANT TO THE NON-EXECUTIVE DIRECTORS' SHARE OWNERSHIP PLAN (AS APPROVED BY SHAREHOLDERS AT THE 2000 ANNUAL GENERAL MEETING)

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Company - Lend Lease Corporation Limited
File No 82-349?

Lend Lease
CORPORATION

25 October 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Y – Change of Director's Interest Notice

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Mrs J K Conway in relation to shares acquired pursuant to the Non-Executive Directors' Share Ownership Plan, as approved by shareholders at the 2000 Annual General Meeting.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JILL KER CONWAY
Date of last notice	13 MAY 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	25 OCTOBER 2002
No. of securities held prior to change	18,086
Class	ORDINARY SHARES
Number acquired	4,152
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.02 PER SHARE
No. of securities held after change	22,238
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	SHARES ACQUIRED PURSUANT TO THE NON-EXECUTIVE DIRECTORS' SHARE OWNERSHIP PLAN (AS APPROVED BY SHAREHOLDERS AT THE 2000 ANNUAL GENERAL MEETING)

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

25 October 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Y – Change of Director's Interest Notice

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Mr D A Crawford in relation to shares acquired pursuant to the Non-Executive Directors' Share Ownership Plan, as approved by shareholders at the 2000 Annual General Meeting.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID ALEXANDER CRAWFORD
Date of last notice	27 SEPTEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	25 OCTOBER 2002
No. of securities held prior to change	2,964
Class	ORDINARY SHARES
Number acquired	747
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.02 PER SHARE
No. of securities held after change	3,711
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	SHARES ACQUIRED PURSUANT TO THE NON-EXECUTIVE DIRECTORS' SHARE OWNERSHIP PLAN (AS APPROVED BY SHAREHOLDERS AT THE 2000 ANNUAL GENERAL MEETING)

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Lend Lease
CORPORATION

25 October 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Y – Change of Director's Interest Notice

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Mr R A Longes in relation to shares acquired pursuant to the Non-Executive Directors' Share Ownership Plan, as approved by shareholders at the 2000 Annual General Meeting.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD ANTHONY LONGES
Date of last notice	27 SEPTEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	25 OCTOBER 2002
No. of securities held prior to change	11,211
Class	ORDINARY SHARES
Number acquired	1,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.02 PER SHARE
No. of securities held after change	12,211
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	SHARES ACQUIRED PURSUANT TO THE NON-EXECUTIVE DIRECTORS' SHARE OWNERSHIP PLAN (AS APPROVED BY SHAREHOLDERS AT THE 2000 ANNUAL GENERAL MEETING)

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

25 October 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Y – Change of Director's Interest Notice

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Mr R G Mueller in relation to shares acquired pursuant to the Non-Executive Directors' Share Ownership Plan, as approved by shareholders at the 2000 Annual General Meeting.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RUDOLF GOTTFRIED MUELLER
Date of last notice	13 MAY 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	25 OCTOBER 2002
No. of securities held prior to change	7,000
Class	ORDINARY SHARES
Number acquired	1,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.02 PER SHARE
No. of securities held after change	8,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	SHARES ACQUIRED PURSUANT TO THE NON-EXECUTIVE DIRECTORS' SHARE OWNERSHIP PLAN (AS APPROVED BY SHAREHOLDERS AT THE 2000 ANNUAL GENERAL MEETING)

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A